Exhibit 99.1

Garden Stage Limited Announces Financial Results for the First Half of Fiscal Year 2026

Garden Stage Limited (“GSL” or the “Company”) (Nasdaq: GSIW) is an offshore holding company incorporated in the Cayman Islands with no material operations of its own. Through its Hong Kong operating entities, the Company engaged in providing securities dealing and brokerage services, underwriting and placement, and other financial services to a wide range of customers in Hong Kong and China. The Company today announced its unaudited financial results for the six months ended September 30, 2025 (“First Half 2026”).

First Half of Fiscal Year 2026 Financial Results

	For the Six Months Ended September 30,
Selected Unaudited Interim Condensed Consolidated Statements of Income Data:	2025 USD	2024 USD	Change %
Revenues	3,401,178	704,339	382.9
Expenses	(9,888,208)	(3,984,302)	148.2
Loss before income taxes	(6,487,030)	(3,279,963)	97.8
Income tax (expense) benefits	(7,746)	5,238	(247.9)
Net loss	(6,494,776)	(3,274,725)	98.3
Loss per share – basic and diluted	0.11	0.21	(47.6)

Revenues

Total revenues increased by 382.9% from US$704,339 for the six months ended September 30, 2024 to US$3,401,178 for the six months ended September 30, 2025. This increase was primarily attributable to higher revenue across most service lines, partially offset by lower due diligence service fees.

Advisory fees – Advisory fees increased by 100% from nil for six months ended September 30, 2024 to US$215,918 for six months ended September 30, 2025. The increase was primarily due to the rise in the number of engagements in advisory services from nil for six months ended September 30, 2024 to three for six months ended September 30, 2025.

Brokerage commissions – Brokerage commissions increased by 274.6% from US$163,374 for six months ended September 30, 2024 to US$611,965 for six months ended September 30, 2025. The increase was primarily attributed to heightened demand for securities brokerage activities in the U.S. market, resulting in higher trading volume on the exchanges in the U.S. during the six months ended September 30, 2025. In addition, brokerage commissions related to exchanges in Hong Kong also increased from US$130,591 for the six months ended September 30, 2024 to US$165,109 due to an increase in the number of active accounts and trading volume related to exchange in Hong Kong for the six months ended September 30, 2025.

Due diligence service fees – Due diligence service fees decreased by 100% from US$39,698 for the six months ended September 30, 2024, to nil for the six months ended September 30, 2025. We did not offer these services during the six months ended September 30, 2025, while we successfully onboarded two due diligence projects during the six months ended September 30, 2024.

Handling income – Handling income increased by 593.6% from US$44,480 for the six months ended September 30, 2024 to US$308,512 for the six months ended September 30, 2025. The increase was mainly driven by a higher handling income received from our custodian services for the six months ended September 30, 2025.

Introducing and referral income – Introducing and referral income increased significantly by 393.1% from US$329,534 for the six months ended September 30, 2024 to US$1,625,075 for the six months ended September 30, 2025. This substantial growth was primarily driven by higher referral income generated from our largest customer with whom we have maintained an active business relationship since January 2024.

Investment management fee income – Investment management fee income increased by 492.9% from US$7,826 for the six months ended September 30, 2024 to US$46,403 for the six months ended September 30, 2025. The increase was primarily due to a full six months of management fee income from an existing fund for the six months ended September 30, 2025, compared to only one month of income recorded for the six months ended September 30, 2024. In addition, there was a new fund managed by us since September 2025.

Underwriting and placement income – Underwriting and placement income increased significantly by 519.9% from US$82,251 for the six months ended September 30, 2024 to US$509,848 for the six months ended September 30, 2025. The increase was primarily due to a new bond placement, for which we acted as a placing agent and generated placement income amounted to US$473,193 for the six months ended September 30, 2025, while there was no such bond placement activity for the six months ended September 30, 2024.

Interest income and others – Interest income and others increased by 124.5% from US$37,176 for the six months ended September 30, 2024 to US$83,457 for the six months ended September 30, 2025. The increase was primarily due to a rise in interest income from customers on overdue receivables arising from brokerage transactions.

Expenses

Allowance for expected credit losses - Allowance for expected credit losses decreased from US$48,387 for the six months ended September 30, 2024 to US$25,950 for the six months ended September 30, 2025. The decrease in allowances was recognized to reflect changes in credit risk and prevailing economic conditions for the six months ended September 30, 2025.

Brokerage, clearing and exchange fees – Brokerage, clearing and exchange fees increased by 444.1% from US$300,745 for the six months ended September 30, 2024, to US$1,636,422 for the six months ended September 30, 2025. The increase was consistent with our increase in revenue from brokerage commissions and introducing and referral income.

Communications and technology – Communications and technology expenses increased by 126.0% from US$693,453 for the six months ended September 30, 2024 to US$1,567,372 for the six months ended September 30, 2025. The increase was mainly due to our effort to enhance operational efficiency through engaging an IT consultant to advance the IT operation systems, which aided in streamlining our daily operations.

Compensation and benefits – Compensation and benefits expenses increased by 16.0% from US$1,682,921 for the six months ended September 30, 2024 to US$1,952,889 for the six months ended September 30, 2025. The increase was primarily attributable to higher referral commissions to our staff, in line with our revenue growth, and a discretionary bonus to the head of investor relation and strategic planning for the six months ended September 2025. The increase was partially offset by a decrease in share-based compensation expenses, which declined from US$835,967 for the six months ended September 30, 2024 to US$527,582 for the six months ended September 30, 2025.

Depreciation – Depreciation expenses increased by 150.2% from US$14,578 for the six months ended September 30, 2024 to US$36,479 for the six months ended September 30, 2025. This increase resulted from a full six months of depreciation being recognized on the property and equipment acquired for our new office premises in July 2024, for the six months ended September 30, 2025. This compared to only three months of depreciation recognized on the same assets for the six months ended September 30, 2024.

Loss on disposal of property and equipment - Loss on disposal of property and equipment for the six months ended September 30, 2025 was nil, compared to US$15,291 for the six months ended September 30, 2024. No such loss was incurred during the six months ended September 30, 2025, while the loss for the six months ended September 30 2024 was related to the derecognition of leasehold improvements associated with our old office premises.

Occupancy costs – Occupancy costs decreased by 18.7% from US$92,826 for the six months ended September 30, 2024 to US$75,447 for the six months ended September 30, 2025, primarily due to the absence of a non-recurring two-month rental expenses incurred for the six months ended September 30, 2024, in respect of the Company’s old office premises.

Professional fees – Professional fees increased significantly by 875.1% from US$318,397 for the six months ended September 30, 2024 to US$3,104,794 for the six months ended September 30, 2025. The increase in professional fees was primarily due to finder fee on identifying a potential acquisition of US$1,191,144 and share based compensation expenses granted to the consultants in exchange for business review and development services of US$1,458,674, during the six months ended September 30, 2025. The share-based agreements were entered into in June 2025, accordingly, only four months of the costs were recognized for the six months ended September 30, 2025 while no such costs were recognized for the six months ended September 30, 2024.

Travel and business development – Travel and business development expenses increased significantly by 92.7% from US$740,263 for the six months ended September 30, 2024 to US$1,426,560 for the six months ended September 30, 2025. The increase was primarily driven by continued investments in public relations and investor engagement, and fees for designing and executing a proactive investor relations program to enhance brand image and expand market visibility.

Other administrative expenses – Other administrative expenses decreased slightly from US$77,441 for the six months ended September 30, 2024 to US$62,295 for the six months ended September 30, 2025, primarily due to a drop in cost associated with office operation and company insurance premiums.

Loss before income taxes

We recorded a loss before income taxes of US$6,487,030 for the six months ended September 30, 2025, compared to US$3,279,963 for the six months ended September 30, 2024. The significant increase in loss before income taxes was primarily driven by an overall increase in expenses. Key contributing factors included higher professional fees and communications and technology expenses for the six months ended September 30, 2025.

Income tax (expenses) benefits

Income tax changed from income tax benefits of US$5,238 for the six months ended September 30, 2024 to income tax expenses of US$7,746 for the six months ended September 30, 2025. The change was primarily driven by an increase in current tax expenses related to the profits generated by our entities in Hong Kong and offset by the increased deferred tax assets related to temporary differences arising from the allowances for expected credit losses.

Although we incurred losses in both periods, income tax is presented as a net tax benefit for six months ended September 2024 and income tax expenses for the six months ended September 2025. Our effective tax rate is calculated as the income tax (expenses) benefit divided by loss before income tax. On this basis, our effective tax rate changed from 0.2% for the six months ended September 30, 2024 to (0.1)% for the six months ended September 30, 2025. This change in the effective tax rate primarily resulted from an increase in taxable profits generated by our entities in Hong Kong and the increase in non-deductible expenses incurred by our holding company, which increased our overall income tax expenses.

Net loss

As a result of the foregoing factors, net loss increased by 98.3% from US$3,274,725 for the six months ended September 30, 2024 to US$6,494,776 for the six months ended September 30, 2025.

Cash Flow

Net cash used in operating activities for the six months ended September 30, 2025 was US$3,412,709, as compared to the net loss of US$6,494,776. The difference was primarily attributable to (i) a decrease of US$2,268,674 in prepayments and other assets, which was attributed to the utilization of advance payments for IT and marketing services delivered; (ii) share based compensation expenses of US$1,986,256; (iii) an increase of US$3,072,958 in receivables from customers and an increase of US$3,170,862 in payables to customers, which was impacted by our customers’ fund allocation preferences of placing more cash with us in the designated accounts for their securities brokerage transactions; and (iv) an increase of US$1,738,660 in receivables from broker-dealers and clearing organizations and an increase of US$405,752 in payables to broker-dealers and clearing organizations, which were because there were more unsettled trades on trade-date basis related to exchange in Hong Kong and more cash being placed near the period end date September 30, 2025 as compared to year end date March 31, 2025, with our broker-dealers in relation to our customers’ securities dealing activities in the U.S. market.

Net cash used in operating activities for the six months ended September 30, 2024 was US$809,604, as compared to the net loss of US$3,274,725. The difference was primarily attributable to (i) a decrease of US$1,242,619 in other assets, which was attributed to the utilization of advance payments for IT and marketing services delivered; (ii) share based compensation expenses of US$835,967; (iii) an increase of US$762,796 in receivables from customers and an increase of US$493,237 in payables to customers, which was impacted by our customers’ fund allocation preferences of placing more cash with us in the designated accounts for their securities brokerage transactions; and (iv) an increase of US$325,055 in receivables from broker-dealers and clearing organizations and an increase of US$902,154 in payables to broker-dealers and clearing organizations, which were because there were more unsettled trades on trade-date basis related to exchange in Hong Kong and more cash being placed near the period end date September 30, 2024 as compared to year end date March 31, 2024, with our broker-dealers in relation to our customers’ securities dealing activities.

Net cash used in investing activity for the six months ended September 30, 2025 and 2024 were nil and US$217,833, respectively. Net cash used in investing activity for the six months ended September 2024 was fully spent on the purchase of property and equipment.

Net cash provided by financing activities for the six months ended September 30, 2025 and 2024 was US$14,567,885 and nil, respectively. Net cash provided by financing activities for the six months ended September 30, 2025 represented proceeds from issuance of ordinary shares, net of issuance cost, of US$14,752,687, partially offset by repayments to related parties of US$184,802.

Recent events

On September 18, 2025, we held an extraordinary general meeting of shareholders at which the shareholders approved a proposal to change our authorized share capital from 500,000,000 ordinary shares of par value US$0.0001 each into (i) 490,750,000 Class A ordinary shares; and (ii) 9,250,000 Class B ordinary shares, each with a par value US$0.0001 each. Each Class A ordinary share shall entitle the holder to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder to one hundred votes on all matters subject to vote at our general meetings. We are continuing to work with our counsel to implement this change, and the share redesignation has not yet taken effect as of the date of this Form 6-K.

On November 3, 2025, we entered into share purchase agreements with certain independent parties to acquire 100% of the equity interests in Mental Form (BVI) Limited, at an aggregate consideration of US$10,700,000. The consideration consisted of US$5,000,000 in cash and the issuance of 35,625,000 ordinary shares at a share price of US$0.16 per share, representing a non-cash consideration of US$5,700,000. The transaction was closed on November 18, 2025. Mental Form (BVI) Limited is a company incorporated in British Virgin Islands and principally engaged in selling humanoid robots and providing related services, and earning licensing fee income from related intellectual properties.

On January 12, 2026, we entered into securities purchase agreement with certain independent investors, pursuant to which we agreed to issue and sell, in a private placement offering (the “January 2026 Private Placement Offering”), 47,961,831 Class A ordinary shares with par value US$0.0001 per share, at a consideration of US$0.1251 per share for general corporate purposes. The investors have agreed to a 60-day lock-up restriction with us. The January 2026 Private Placement Offering is expected to close by the end of January 2026, and we would receive gross proceeds of approximately $6,000,000, before deducting estimated offering expenses.

Garden Stage Limited

Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars, except for the number of shares)

	As of
	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
Assets
Current Assets
Cash	$10,298,435	$624,583
Restricted cash	8,663,365	7,261,041
Receivables from broker-dealers and clearing organizations	2,853,284	1,108,468
Receivables from customers, net	3,545,156	623,977
Receivables from customers-related party, net	138,297	1,172
Prepayments, current	5,973,691	4,143,218
Other assets, current, net	36,218	10,524
Total current assets	31,508,446	13,772,983

Non-current assets
Operating lease right-of-use assets	137,192	185,684
Deferred tax assets, net	32,948	23,909
Property and equipment, net	128,167	164,847
Intangible assets	64,244	64,268
Prepayments, non-current	473,159	1,619,424
Other assets, non-current, net	68,263	68,290
Total non-current assets	903,973	2,126,422

Total assets	$32,412,419	$15,899,405

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Payables to customers	$11,011,887	$8,019,375
Payables to customers-related parties	363,557	176,367
Payables to broker-dealers and clearing organizations	637,095	229,895
Amounts due to related parties	74,461	260,064
Income tax payable	71,917	63,901
Operating lease liabilities, current	120,222	117,818
Accrued expenses and other liabilities	258,781	248,298
Total current liabilities	12,537,920	9,115,718

Non-current liabilities
Operating lease liabilities, non-current	20,523	81,284
Total non-current liabilities	20,523	81,284

Total liabilities	12,558,443	9,197,002

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized; 218,148,992 shares issued and outstanding as of September 30, 2025, 15,625,000 shares issued and outstanding as of March 31, 2025	21,815	1,563
Additional paid-in capital	35,415,181	15,718,364
Accumulated deficit	(15,481,391)	(8,986,615)
Accumulated other comprehensive losses	(101,629)	(30,909)
Total shareholders’ equity	19,853,976	6,702,403

Total liabilities and shareholders’ equity	$32,412,419	$15,899,405

Garden Stage Limited

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues
Advisory fees	$215,918	$-
Brokerage commissions	608,997	151,452
Brokerage commissions-related parties	2,968	11,922
Due diligence services fees	-	39,698
Handling income	308,448	44,480
Handling income-related parties	64	-
Introducing and referral income	1,625,075	329,534
Investment management fee income	39,554	7,826
Investment management fee income-related parties	6,849	-
Underwriting and placement income	509,848	82,251
Interest income and others	82,796	35,157
Interest income and others-related parties	661	2,019
Total revenues	3,401,178	704,339
Expenses
Allowance for expected credit losses	25,950	48,387
Brokerage, clearing and exchange fees	1,636,422	300,745
Communications and technology	1,567,372	693,453
Compensation and benefits	1,952,889	1,682,921
Deprecation	36,479	14,578
Loss on disposal property and equipment	-	15,291
Occupancy costs	75,447	92,826
Professional fees	3,104,794	318,397
Travel and business development	1,426,560	740,263
Other administrative expenses	62,295	77,441
Total expenses	9,888,208	3,984,302

Loss before income taxes	(6,487,030)	(3,279,963)
Income tax (expenses) benefits	(7,746)	5,238
Net loss	(6,494,776)	(3,274,725)

Other comprehensive (loss) income
Foreign currency translation adjustments	(70,720)	48,346
Total comprehensive loss	$(6,565,496)	$(3,226,379)

Loss per share:
Basic and diluted	$0.11	$0.21

Weighted average number of ordinary shares outstanding:
Ordinary shares – Basic and diluted	57,521,728	15,625,000

Garden Stage Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. Dollars, except for the number of shares)

Six months ended September 30, 2024

	Ordinary shares		Additional		Accumulated other
	Number issued	Amount	paid-in capital	Accumulated deficit	comprehensive loss	Total
Balance as of March 31, 2024 (Audited)	15,625,000	$1,563	$14,033,722	$(4,668,973)	$(80,824)	$9,285,488
Net loss	-	-	-	(3,274,725)	-	(3,274,725)
Share based awards	-	-	842,321	-	-	842,321
Foreign currency translation adjustments	-	-	-	-	48,346	48,346
Balance as of September 30, 2024 (Unaudited)	15,625,000	$1,563	$14,876,043	$(7,943,698)	$(32,478)	$6,901,430

Six months ended September 30, 2025

	Ordinary shares		Additional		Accumulated other
	Number issued	Amount	paid-in capital	Accumulated deficit	comprehensive loss	Total
Balance as of March 31, 2025 (Audited)	15,625,000	$1,563	$15,718,364	$(8,986,615)	$(30,909)	$6,702,403
Issuance of ordinary shares, net of issuance costs	196,623,992	19,662	14,733,025	-	-	14,752,687
Net loss	-	-	-	(6,494,776)	-	(6,494,776)
Share based awards	5,900,000	590	4,963,792	-	-	4,964,382
Foreign currency translation adjustments	-	-	-	-	(70,720)	(70,720)
Balance as of September 30, 2025 (Unaudited)	218,148,992	$21,815	$35,415,181	$(15,481,391)	$(101,629)	$19,853,976

Garden Stage Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in U.S. dollar)

	For the Six Months Ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(6,494,776)	$(3,274,725)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	36,479	14,578
Allowance for expected credit losses	25,950	48,387
Amortization of operating lease right-of-use assets and interest of lease liabilities	51,619	53,950
Loss on disposal of property and equipment	-	15,291
Share based compensation expenses	1,986,256	835,967
Deferred tax benefits	(9,015)	(5,721)
Change in operating assets and liabilities:
Receivables from broker-dealers and clearing organizations	(1,738,660)	(325,055)
Receivables from customers, net	(3,072,958)	(762,796)
Prepayments and other assets, net	2,268,674	1,242,619
Payables to customers	3,170,862	493,237
Payables to broker-dealers and clearing organizations	405,752	902,154
Operating lease liabilities	(61,441)	(40,979)
Income tax payable	8,010	483
Accrued expenses and other liabilities	10,539	(6,994)
Net cash used in operating activities	(3,412,709)	(809,604)

Cash flows from investing activity:
Purchases of property and equipment	—	(217,833)
Net cash used in investing activity	—	(217,833)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	14,752,687	—
Repayment to related parties	(184,802)	—
Net cash provided by financing activities	14,567,885	—

Effect of exchange rate changes on cash and restricted cash	(79,000)	59,294
Net increase (decrease) in cash and restricted cash	11,076,176	(968,143)
Cash and restricted cash, beginning of period	7,885,624	8,938,202
Cash and restricted cash, end of period	18,961,800	7,970,059

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$10,298,435	$863,069
Restricted cash	8,663,365	7,106,990
Total cash and restricted cash	$18,961,800	$7,970,059

Supplemental non-cash financing activities
Issuance costs charged to additional paid in capital	$512,976	$—

Supplemental disclosures of cash flow information:
Cash paid for taxes, net	$8,783	$—